UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*


BAIN CAPITAL SPECIALTY FINANCE, INC.
(Name of Issuer)


Common Stock, par value $0.001 per share
(Title of Class of Securities)


Ranesh Ramanathan
200 Clarendon Street
Boston, Massachusetts 02116
(617) 516-2493

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1
NAME OF REPORTING PERSON

Bain Capital Credit Member, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ?          (b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS

OO (See Item 3)
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)

?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

13,685,520.86

9
SOLE DISPOSITIVE POWER

None

10
SHARED DISPOSITIVE POWER

13,685,520.86
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,685,520.86
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.95%  (1)
14
TYPE OF REPORTING PERSON

IA, PN

(1)
Based on 31,139,336.01 shares of common stock, par value $0.001
("Common Stock"), outstanding as of the date of filing.



1
NAME OF REPORTING PERSON

BCSF Holdings, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ?          (b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS

OO (See Item 3)
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(d) OR 2(e)

?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

7,459,411.29

9
SOLE DISPOSITIVE POWER

None

10
SHARED DISPOSITIVE POWER

7,459,411.29
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,459,411.29
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.95%  (1)
14
TYPE OF REPORTING PERSON

PN


(1)
Based on 31,139,336.01shares of Common Stock outstanding as of the date of filing.


1
NAME OF REPORTING PERSON

Bain Capital Distressed and Special Situations 2016 (F), L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ?          (b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS

OO (See Item 3)
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)

?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

5,221,493.27

9
SOLE DISPOSITIVE POWER

None

10
SHARED DISPOSITIVE POWER

5,221,493.27
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,221,493.27
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.77%  (1)
14
TYPE OF REPORTING PERSON

PN

(1)
Based on 31,139,336.01shares of Common Stock outstanding as of the date of filing.




1
NAME OF REPORTING PERSON

Bain Capital Credit Holdings (MRF), L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ?          (b) ?
3
SEC USE ONLY

4
SOURCE OF FUNDS

OO (See Item 3)
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) OR 2(e)

?
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7
SOLE VOTING POWER

None

8
SHARED VOTING POWER

1,004,616.30

9
SOLE DISPOSITIVE POWER

None

10
SHARED DISPOSITIVE POWER

1,004,616.30
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,004,616.30
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES

?
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.23%  (1)
14
TYPE OF REPORTING PERSON

PN

(1)
Based on 31,139,336.01 shares of Common Stock outstanding as of the date of filing.


EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (the "Schedule 13D/A") amends and supplements the Schedule 13D previously filed by the undersigned with the United States Securities and Exchange
 Commission on October 6, 2016, Amendment No. 1 filed January
 24, 2017, Amendment No. 2 filed February 17, 2017 and
Amendment No. 3 filed June 27, 2017 (as amended, the "Statement").
  This Schedule 13D/A is related to the Common Stock, $0.01 par value, of Bain Capital Specialty Finance, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.


ITEM 3. 		SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


Item 3 is hereby amended and restated in its entirety to read as follows:

On October 6, 2016 the Reporting Persons purchased an aggregate of 4,971,069.30 shares of Common Stock (the "October Shares").
  The October Shares were acquired by or on behalf of the Funds using investment capital. The aggregate consideration paid for the Shares purchased by the Reporting Persons was approximately $99,421,386.On January 20, 2017, the Reporting Persons purchased an additional 4,946,337.61 shares of Common Stock (the "January Shares"). The January Shares were acquired by or on behalf of the Funds using investment capital. The aggregate consideration paid for the January Shares purchased by the Reporting Persons was approximately $99,421,386. On February 15, 2017 the Reporting Persons purchased an aggregate of 734,517.45 shares of Common
Stock (the "February Shares").  The February Shares were acquired by or on behalf of the Funds using investment capital. The aggregate consideration paid for the February Shares purchased by the Reporting Persons was approximately $14,859,288.00. On J une 26, 2017 the Reporting Persons purchased an aggregate of 413,618.50 shares of Common Stock (the "June Shares"). The
June Shares were acquired by or on behalf of the Funds using investment capital. The aggregate consideration paid for the June Shares purchased by the Reporting Persons was approximately
 $8,404,728.00. On January 17, 2018 the Reporting Persons purchased an aggregate of 2,615,311.43 shares of Common Stock
 (the "January Shares"). The January Shares were acquired by or on behalf of the Funds using investment capital. The aggregate consideration paid for the January Shares purchased by the Reporting Persons was approximately $53,221,587.70.




ITEM 5. 		INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a) 	and (b) The information set forth in Rows 7 through 13 of the cover pages to this Schedule 13D/A is hereby incorporated herein by reference for each Reporting Person.

(c)   Schedule I hereto, which is incorporated by reference into this
Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.

(d)	Several underlying investors have the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock that are held of record by the Funds. Specifically, Employees Retirement System of Texas, Commonfund MSB Master Fund, LLC, and DCM Investments, LP each have the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock that are held of record by BCSF Holdings. The
Northern Trust Company, in its capacity as custodian for Future Fund
Board of Guardians acting in connection with the Future Fund, has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock that are held of record by BCSF Holdings. The Northern Trust Company, in its capacity as custodian for Future Fund
Board of Guardians acting in connection with the Medical Research
Future Fund, has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock that are held of record by MRF Holdings. No other underlying investor of the Funds has a right to receive dividends from, or the proceeds from the sale of, more than five percent of the shares of Common Stock.

(e)	Not applicable.



ITEM 7. 		MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:
        Joint Filing Agreement, dated January 18, 2018




SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13D/A is true, complete and correct.

Dated:  January 18, 2018
BAIN CAPITAL CREDIT MEMBER, LLC

By:	/s/ Ranesh Ramanathan
	Name: Ranesh Ramanathan
	Title: Managing Director and General
Counsel


BCSF HOLDINGS, LP

By:	BCSF Holdings Investors, L.P., its General
Partner
By: Bain Capital Credit Member, LLC, its
General Partner

By: /s/ Ranesh Ramanathan
	Name: Ranesh Ramanathan
	Title: Managing Director and General
Counsel


BAIN CAPITAL DISTRESSED AND
SPECIAL SITUATIONS 2016 (F), L.P.

By:	Bain Capital Distressed and Special
Situations 2016 Investors (F), L.P., its General
Partner
By:	Bain Capital Credit Member, LLC, its
General Partner

By: /s/ Ranesh Ramanathan
	Name: Ranesh Ramanathan
	Title: Managing Director and General
Counsel


BAIN CAPITAL CREDIT HOLDINGS (MRF),
L.P.

By:	Bain Capital Credit Holdings Investors
(MRF), LP, its General Partner
By:	Bain Capital Credit Member, LLC, its
General Partner

By: /s/ Ranesh Ramanathan
	Name: Ranesh Ramanathan
	Title: Managing Director and General
Counsel


SCHEDULE I

Shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days. The transactions described below were effected through direct subscriptions to the Issuer. As reflected in Item 5, and by virtue of the relationships described therein, BCCM may be deemed to share beneficial ownership of the shares reflected in the transactions listed below.


Purchaser
Trade Date
Shares Purchased/(Sold)
Price Per Share (1)
Total Price (1)
Bain Capital Distressed and
Special Situations 2016 (F),
L.P.
1/17/2018
1,031,941.03
$20.35
$21,000,000.00
Bain Capital Credit Holdings
(MRF), L.P.
1/17/2018
198,545.65
$20.35
$4,040,404.00
BCSF Holdings, LP
1/17/2018
1,384,824.75
$20.35
$28,181,183.70



(1) Not including any brokerage commissions or service charges.


EXHIBIT 99.1


       The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  January 18, 2018

BAIN CAPITAL CREDIT MEMBER, LLC

By: /s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel


BCSF HOLDINGS, LP

By:	BCSF Holdings Investors, L.P., its General
Partner
By: Bain Capital Credit Member, LLC, its
General Partner

By: /s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel


BAIN CAPITAL DISTRESSED AND
SPECIAL SITUATIONS 2016 (F), L.P.

By:	Bain Capital Distressed and Special
Situations 2016 Investors (F), L.P., its General
Partner
By:	Bain Capital Credit Member, LLC, its
General Partner

By: /s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel


BAIN CAPITAL CREDIT HOLDINGS (MRF),
L.P.

By:	Bain Capital Credit Holdings Investors
(MRF), LP, its General Partner
By:	Bain Capital Credit Member, LLC, its
General Partner

By: /s/ Ranesh Ramanathan
Name: Ranesh Ramanathan
Title: Managing Director and General Counsel




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